Mail Stop 3561

January 26, 2007

Via Fax & U.S. Mail

Mr. Wade Miquelon
Executive Vice President, Chief Financial Officer
2210 West Oaklawn Drive
Springdale, Arkansas 72762

Re: **Tyson Foods, Inc.**
       Form 10-K for the year ended September 30, 2006
       Filed December 13, 2006
       File No. 001-14704

Dear Mr. Miquelon:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended September 30, 2006

Management's Discussion and Analysis

– Results of Operations, page 26
– 2006 vs. 2005

1. In future filings, please expand your discussion of cost of sales and selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as stock compensation expense, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that selling, general and administrative expenses increased due to an increase in stock compensation expense, information system services costs and increased sales promotion expenses, offset in part by decreased charitable contributions, decreased legal and other professional fees and a fiscal 2006 bad debt recovery, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Notes to the Financial Statements

– General

2. We note from your disclosure in your Risk Factors section on page 16 that members of the Tyson family control approximately 75.06% of the total voting power of your outstanding common stock and have the effective power to control the vote on substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

3. We note from the disclosure on page 6 that the Company conducts continuous research and development activities to improve finished product development, to develop ways to automate manual processes at its processing plans and growout operations and to improve the strains of primary chicken breeding stock. Please revise the notes to the Company's financial statements to disclose the amount of research and development costs recognized during each period presented in the Company's statements of operations. Refer to the disclosure requirements outlined in paragraph 13 of SFAS No.2.

Note 1. Business and Summary of Significant Accounting Policies

- Cash and Cash Equivalents, page 44

4. We note the disclosure in Note 1 indicating that you have reflected checks outstanding in excess of related book cash balances totaling $246 million and $332 million, respectively at September 30, 2006 and October 1, 2005 in trade accounts payable and other accrued liabilities in your consolidated financial statements. We also note that you have reflected changes in accounts payable and other current liabilities as cash flows from operating activities in your consolidated statements of cash flows. In future filings, please revise your consolidated statements of cash flows to reflect changes in negative book cash balances as financing activities in your consolidated statements of cash flows. Refer to the guidance outlined in Section 1300.15 of the AICPA Technical Practice Aids.

– Goodwill and Other Intangible Assets, page 45

5. We note that a significant amount of goodwill is included in the Beef segment. In light of the operating losses in this segment for fiscal years ended September 30, 2006 and October 1, 2005, please explain to us why you believe that the goodwill in this segment is not impaired. As part of your response please include details and assumptions used in the impairment analysis performed on the goodwill in this segment for the most recent period presented.

6. We note that the increase in goodwill is due to deferred tax asset and liability adjustments of $12 million related to the acquisitions in previous years of Tyson Fresh Meats, Inc. and the assets of Millard Processing Services. Please explain to us the nature of the adjustments and tell us why you believe it is appropriate to record these amounts as increases to goodwill during the year ended September 30, 2006.

Note 8. Commitments, page 53

7. We note that you have a significant amount of equipment, properties and other operating leases. Please tell us if any of the leases contain rent escalations, holidays, etc. and if so, please tell us if you recognize the lease payments as rent expense on a straight-line basis over the lease term. If not, please explain why you believe your method of expense recognition is appropriate. Refer to the guidance in paragraph 15 of SFAS No. 13.

Note 11. Stock Based Compensation, page 64

8. Please revise your disclosure in future filings to include the following disclosures required by SFAS 123(R) for <u>each year</u> for which an income statement is presented:

- A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards such as (a) risk-free interest rate, (b) expected life, (c) expected volatility, and (d) expected dividends.
- Total compensation cost for share-based payment arrangements (a) recognized in income as well as the total recognized tax benefit related thereto and (b) the total compensation cost capitalized as part of the cost of an asset.
- The weighted-average grant-date fair value of equity options or other equity instruments granted during the year.
- The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.

See paragraph A240 of SFAS 123(R).

Note 15. Income Taxes, page 71

9. We note that during 2006, you completed a review of your tax account balances and as a result, reduced the income tax benefit by $15 million of which $12 million is related to additional tax reserves for the Company's foreign operations and $3 million is related to a cumulative adjustment to the recorded tax balances attributable to book to tax differences associated with property, plant and equipment and certain acquired deferred tax liabilities. Please explain to us in detail the nature of these adjustments including whether any part of the adjustments related to prior years. If the amounts did relate to prior years, please tell us why the amount was not adjusted in the appropriate prior period and tell us why you do not believe that this should be accounted for as a correction of an error. See APB 20.

Note 16. Earnings (Loss) Per Share, page 73

10. Please tell us and explain in Note 16 to your financial statements how the allocation of the Company's undistributed earnings (losses) between the outstanding Class A and Class B common shares was calculated or determined for each period presented.

Note 20. Contingencies, page 77

11. We note that there are several matters discussed in Item 3. Legal Proceedings on page 17, that are not included in your disclosure in Note 20. In light of the fact that several of the matters discussed in Item 3 have potential penalties and/or damages disclosed, we believe you should revise future filings to include disclosure of all material pending legal matters in Note 20 if there is a reasonable possibility of an adverse outcome. Refer to the guidance in paragraph 10 of SFAS No. 5. Also, please tell us if your accrual for legal matters recorded in other current liabilities, considers or includes accruals for those additional matters discussed only in Item 3.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3301 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief